GCP Applied Technologies Inc.
c/o 7500 Grace Drive
Columbia, Maryland 21044
January 13, 2016

VIA EDGAR

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:     GCP Applied Technologies Inc.
Registration Statement on Form 10
File No. 001-37533

Dear Ms. Long:
Reference is made to the Registration Statement on Form 10 (File No. 001-37533) (as amended to date, the “Registration Statement”), filed by GCP Applied Technologies Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).
The Board of Directors of W. R. Grace & Co. (“Grace”) has taken several actions in connection with the separation of the Company from Grace, including setting January 27, 2016 as the record date for the distribution of shares of common stock of the Company and setting a distribution date of February 3, 2016. Grace and the Company would like to commence as soon as possible the process of mailing the Information Statement, which is filed as an exhibit to the Registration Statement. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 2:00 p.m., Eastern time, on January 15, 2016, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.
In connection with this request, the Company hereby acknowledges that:

•
should the Commission or the Staff of the Division of Corporation Finance (the “Staff”) of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Gregory Ostling of Wachtell, Lipton, Rosen & Katz at (212) 403-1364. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Ostling and that such effectiveness also be confirmed in writing.

Very truly yours,

GCP APPLIED TECHNOLOGIES INC.

By:	/s/ HUDSON LA FORCE III
Name:	Hudson La Force III
Title:	Vice President and Chief Financial Officer